EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	September 22, 2011

New Drilling Supports Partial Underground Scenario at Seabridge Gold’s Mitchell Deposit
Potential Benefits Include Grade and Cost Improvements and Less Environmental Impact

Toronto, Canada – Seabridge Gold reported today that five geotechnical holes drilled this summer at KSM’s Mitchell deposit could dramatically reshape the project’s design, improve its economics and reduce its potential impact on the environment. Located in northwestern British Columbia, Seabridge’s 100% owned KSM is Canada’s largest undeveloped gold project.

The five holes were recommended by Golder Associates, a leading independent consultant specializing in underground mining. The objective was to assess the potential for a cost-effective  panel cave operation at Mitchell to access the deeper portions of the deposit from underground following an initial phase of open pit mining as set out in the project’s current Preliminary Feasibility Study (PFS). The five holes support the potential for cost-effective panel caving to access the deeper Mitchell material while substantially reducing strip ratios and waste rock volumes. These holes confirm the initial caving assumptions of competent rock in both the ore and development zones. Each of the holes also returned very long runs of excellent grade down to the levels which Golder Associates has proposed for underground development.

Seabridge President Rudi Fronk commented that these holes should provide the necessary information to define reserves for an underground panel cave operation at Mitchell. “KSM already has robust economics in the current PFS design. However, we wanted to find a way to access the deeper ore which would be left at the bottom of the proposed pit and reduce the amount of waste rock which the pit would generate. Recognizing that panel caving had the potential to meet both goals, we engaged Golder Associates to study the potential for an underground scenario at Mitchell. Preliminary work by Golder Associates suggested that panel caving could work cost-effectively. Golder Associates will now upgrade its preliminary design using the geotechnical and other data provided by these five holes. We expect to announce the results of this study shortly.”

Mr. Fronk noted that project design and engineering enhancements of the original 2010 KSM PFS “continue to generate significant gains which will make this project more attractive to major producers.”

Assay results of the five geotechnical holes drilled this year at Mitchell are as follows:

2011 Mitchell Geotechnical Drill Hole Results
Hole ID	Total Depth (m)	From (m)	To (m)	Thickness (m)	Gold (g/T)	Copper (%)
M-11-122	636.0	3.6	636.0	632.4	0.67	0.21
M-11-123	631.5	4.0	362.0	358.0	0.90	0.23
		378.0	402.4	24.4	0.66	0.24
		410.0	494.0	84.0	0.56	0.17
		548.0	565.0	17.0	0.52	0.18
M-11-124	687.0	3.9	687.0	683.1	0.80	0.21
	Including	18.0	465.20	447.2	0.97	0.26
M-11-125	810.0	0.2	810.0	809.8	0.82	0.21
M-11-126	636.0	3.0	632.0	629.0	0.81	0.22

Descriptions of the five geotechnical holes drilled this year at Mitchell are as follows (see attached map for locations):

M-11-122 - Collared on the northeast side of the Mitchell zone and drilled vertically to a depth of 636 meters,  ultimately ending with an azimuth of 162.3o and dip of -80.2o. The hole intersected massive andesitic flows and tuffs from 3 meters to the end of the hole, except for the interval from 254 to 298 meters which cut a porphyritic intrusion of similar composition. All rocks are pervasively altered and veined, with fine disseminated chalcopyrite from top to bottom. A phyllic (quartz-sericite-clay-pyrite) alteration assemblage dominates to a depth of 198 meters, then a mixed zone where phyllic assemblages are superimposed on earlier chloritic assemblages (quartz-chlorite-pyrite) down to 394 meters. An intensely veined zone with up to 40% by volume quartz-sulfide veinlets occurs from 394 to 474 meters. Chlorite alteration is dominant from this point to the end of the hole. The highest copper and gold grades are coincident with chlorite alteration and intensely veined zones. The geology and grade distribution match well with the existing models. The hole contained average grade mineralization while still in the central Mitchell zone, at the draw point level of the preliminary block cave design provided by Golder Associates, grades dropped to below average. Most of the blocks within the influence of this hole are already in the indicated category.

M-11-123 - Collared in the central area of the Mitchell zone and drilled at an azimuth of 225o and dip of -70o . The hole entered bedrock at the collar and intersected massive andesitic tuffs and flows from top to bottom except for a barren mafic dyke from 402.4 to 408.1 meters. All andesitic rocks are pervasively altered and foliated. Chloritic alteration dominates, but towards the bottom there are remnants of earlier potassic alteration manifested by pink feldspar flooding around early quartz veins and magnetite. Disseminated chalcopyrite is ubiquitous and generally correlates with the density of quartz-sulfide stockwork veinlets, which peak at a volume of about 30% near 150 meters, and very gradually diminish to a volume of about 5% at the end the hole. The geology and grade distribution match well with existing models. The hole exited the footwall of the central Mitchell zone and terminated in below average grade mineralization, at the draw point level of the preliminary block cave design. This hole will result in upgrading some currently inferred blocks in the preliminary block cave design to the indicated category.

M-11-124 - Collared in the central area of the Mitchell zone and drilled at an azimuth of 135o and dip of -67o. The hole entered bedrock at 3.9 meters and intersected massive andesitic tuffs and flows to a depth of 674 meters, except for a barren mafic dyke from 465.2 to 472.2 meters. From 674 meters to the end of the hole at 687 meters, there is a porphyritic intrusion of andesite composition. Chlorite alteration dominates throughout except for the interval from 92.2 to 393 meters where there is overprinting by phyllic assemblages. Ubiquitous fine disseminated chalcopyrite is generally correlative with the density of quartz-sulfide stockwork veinlets, which peak at a density of about 40% by volume near 275 meters, and gradually diminish to about 5% by volume at the end of the hole. The geology and grade distribution match well with existing models. The hole exited the footwall of the central Mitchell zone and terminated in below average grade mineralization, at the draw point level of the preliminary block cave design. This hole will result in upgrading some currently inferred blocks in the preliminary block cave design to indicated blocks.

M-11-125 - Collared on the east side of the Mitchell zone and drilled at an azimuth of 270o and dip of -70o. The hole collared on bedrock and intersected strongly foliated and altered rocks interpreted to be andesite volcanic rocks to the end of the hole at 810 meters.  Mixed phyllic  and chloritic dominant alteration occurs to 631 meters, then chlorite with magnetite alteration gradually diminishes to the end of the hole. Quartz-sulfide stockwork veinlets and associated fine disseminated chalcopyrite are ubiquitous throughout the entire hole. Quartz veinlets gradually increase in volume from 5% to 10% at 399.4 meters, then sharply increase to about 50% and gradually diminish to less than 5% at the hole bottom. The geology and grade distribution match well with existing models. The hole exited the footwall of the central Mitchell zone and terminated in below average grade mineralization, at the draw point level of the preliminary block cave design. This hole will result in upgrading to indicated some currently inferred blocks in the preliminary block cave design.

M-11-126 - Collared in the central area of the Mitchell zone and drilled at an azimuth of 90o and dip of -70o. The hole entered bedrock at 3 meters, and intersected massive andesite volcanic rocks for the entire hole except the interval from 289 to 338 meters, which is a andesite porphyritic intrusion. Alteration in the andesite is mixed chlorite and phyllic dominant to the intrusion, and chlorite dominant from there until the end of the hole. The intursion is characterized by pink potassic feldspar flooding around early quartz veinlets and magnetite. Quartz-sulfide stockwork veinlets and associated fine disseminated chalcopyrite are ubiquitous throughout the entire hole. Native gold filling minute dendritic fractures over a 1 cm wide patch was observed in a quartz-sulfide breccia vein from 22.8 to 23.4 meters. Quartz veinlets gradually increase in volume from about 7% to 20% around 150 meters, then slowly decrease to under 10% at 450 meters, increasing again to the hole bottom. The geology and grade distribution match well with existing models. The hole terminated in average grade mineralization while still in the central Mitchell zone, at the draw point level of the preliminary block cave design. This hole will result in upgrading some currently inferred blocks in the preliminary block cave design to the indicated catagory.

The above reported drill holes were designed to intersect the Mitchell deposit at oblique angles to the true thickness. The true thickness of the Mitchell deposit ranges from 700 to 800 meters in the area tested by these holes.

KSM is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project are as follows (see news release dated May 2, 2011 for details):

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

National Instrument 43-101 Disclosure

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2011 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources or improvements in their grade, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including capacity expansion or underground mining scenarios; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering and environmental improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net